                                                                  Exhibit 99(ii)



                       HAMILTON BEACH/PROCTOR-SILEX, INC.,
                       AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS
                       AS OF DECEMBER 31, 1997 AND 1996
                       TOGETHER WITH AUDITORS' REPORT

              HAMILTON BEACH/PROCTOR-SILEX, INC., AND SUBSIDIARIES


                                TABLE OF CONTENTS



                                                                          PAGE

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                    1

FINANCIAL STATEMENTS

    Consolidated Balance Sheets                                             2

    Consolidated Statements of Operations                                   3

    Consolidated Statements of Changes in Stockholder's Equity              4

    Consolidated Statements of Cash Flows                                   5

    Notes to Consolidated Financial Statements                           6 - 17

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors of
Hamilton Beach/Proctor-Silex, Inc.:

We have audited the accompanying consolidated balance sheets of Hamilton Beach/Proctor-Silex, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton Beach/Proctor-Silex, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                                       ARTHUR ANDERSEN LLP



Richmond, Virginia
January 20, 1998

              HAMILTON BEACH/PROCTOR-SILEX, INC., AND SUBSIDIARIES


                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 1997 AND 1996
                             (Dollars in Thousands)


                                     ASSETS

                                                                                                     1997          1996
                                                                                                     ----          ----
CURRENT ASSETS:
     Cash and cash equivalents                                                                 $     1,806   $       359
     Accounts receivable, net                                                                       77,284        60,054
     Inventories, net                                                                               47,895        48,326
     Deferred income taxes                                                                           2,955         2,368
     Prepaid expenses and other                                                                      7,199         6,721
                                                                                                   -------       -------
                  Total current assets                                                             137,139       117,828

PROPERTY, PLANT, AND EQUIPMENT, NET                                                                 55,861        52,592

DEFERRED CHARGES AND INTANGIBLE ASSETS, NET                                                         92,798        96,679

DEFERRED INCOME TAXES                                                                                5,001         4,729

OTHER ASSETS                                                                                            13            14
                                                                                                   -------       -------
                  Total assets                                                                    $290,812      $271,842
                                                                                                  ========      ========

                      LIABILITIES AND STOCKHOLDER'S EQUITY


CURRENT LIABILITIES:
     Current maturities of long-term obligations                                                $    7,450    $    9,211
     Accounts payable                                                                               35,037        21,388
     Other current liabilities                                                                      39,301        33,253
                                                                                                  --------      --------
                  Total current liabilities                                                         81,788        63,852
                                                                                                  --------      --------

OTHER LIABILITIES                                                                                    8,525         9,695
                                                                                                  --------      --------

LONG-TERM OBLIGATIONS:
     Revolving credit agreements                                                                    73,000        80,000
     Capital leases                                                                                    374           449
                                                                                                  --------      --------
                  Total long-term obligations                                                       73,374        80,449
                                                                                                  --------      --------

STOCKHOLDER'S EQUITY:
     Common stock and paid-in capital, 100 shares authorized, issued, and outstanding at
       $0.01 par value                                                                             155,609       155,609
     Retained deficit                                                                              (26,533)      (35,739)
     Minimum pension liability                                                                           -          (393)
     Cumulative translation adjustment                                                              (1,951)       (1,631)
                                                                                                  --------      --------
                  Total stockholder's equity                                                       127,125       117,846
                                                                                                  --------      --------
                  Total liabilities and stockholder's equity                                      $290,812      $271,842
                                                                                                  ========      ========

                  The accompanying notes are an integral part
                     of these consolidated balance sheets.

              HAMILTON BEACH/PROCTOR-SILEX, INC., AND SUBSIDIARIES


                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
                             (Dollars in Thousands)


                                                            1997         1996
                                                            ----         ----

NET SALES                                                 $423,007     $395,046

COST OF SALES                                              353,051      326,146
                                                          --------     --------
                  Gross profit                              69,956       68,900

SELLING, ADMINISTRATIVE, AND GENERAL EXPENSES               41,378       39,502

AMORTIZATION OF GOODWILL AND INTANGIBLES                     5,243        5,131
                                                          --------     --------
                  Operating profit                          23,335       24,267
                                                          --------     --------

OTHER EXPENSE:
     Interest                                                6,736        5,959
     Amortization of other deferred charges                    194          584
     Other, net                                                 57          345
                                                                --          ---
                  Total other expense                        6,987        6,888
                                                          --------     --------
                  Income before income taxes                16,348       17,379

PROVISION FOR INCOME TAXES                                   7,142        6,696
                                                          --------     --------
                  Net income                              $  9,206     $ 10,683
                                                          ========     ========

The accompanying notes are an integral part of these consolidated statements.

              HAMILTON BEACH/PROCTOR-SILEX, INC., AND SUBSIDIARIES


           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
                  (Dollars in Thousands, Other Than Par Value)



                                    COMMON STOCK        COMMON
                                ---------------------  STOCK AND                 MINIMUM      CUMULATIVE        TOTAL
                                  SHARES        PAR     PAID-IN     RETAINED     PENSION     TRANSLATION     STOCKHOLDER'S
                                OUTSTANDING    VALUE    CAPITAL     DEFICIT     LIABILITY     ADJUSTMENT        EQUITY
                                -----------    -----    -------     -------     ---------     ----------        ------
BALANCES, December 31, 1995        100           $1     $149,268   $ (2,816)    $(2,521)       $(1,597)        $142,334

  Minimum pension liability         --           --           --         --       2,128             --            2,128
  Dividend paid for
     acquisition of Glen            --           --        6,341    (33,606)         --             --          (27,265)
     Dimplex shares
  Dividend                          --           --           --    (10,000)         --             --          (10,000)
  Net income                        --           --           --     10,683          --             --           10,683
  Translation adjustment            --           --           --         --          --            (34)             (34)
                                   ---          ---     --------   --------     -------        -------         --------
BALANCES, December 31, 1996        100            1      155,609    (35,739)       (393)        (1,631)         117,846
  Minimum pension liability         --           --           --         --         393             --              393
  Net income                        --           --           --      9,206          --             --            9,206
  Translation adjustment            --           --           --         --          --           (320)            (320)
                                   ---          ---     --------   --------     -------        -------         --------
BALANCES, December 31, 1997        100           $1     $155,609   $(26,533)    $    --        $(1,951)        $127,125
                                   ===          ===     ========   ========     =======        =======         ========
-----------------------------

 The accompanying notes are an integral part of these consolidated statements.

              HAMILTON BEACH/PROCTOR-SILEX, INC., AND SUBSIDIARIES


                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
                             (Dollars in Thousands)


                                                                                                      1997        1996
                                                                                                      ----        ----
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                                                     $  9,206     $10,683
     Adjustments to reconcile net income to net cash provided by operating activities-
         Depreciation                                                                                 14,392      13,263
         Loss on disposal of fixed assets                                                                 56         224
         Amortization                                                                                  5,437       5,715
         Deferred income taxes                                                                          (924)     (3,226)
     Changes in assets and liabilities-
         (Increase) decrease in:
              Accounts receivable, net                                                               (17,230)     10,139
              Inventories, net                                                                           431      10,401
              Prepaid expenses and other                                                              (3,655)         55
         Increase (decrease) in:
              Accounts payable                                                                        13,649        (228)
              Other liabilities                                                                        7,243       5,118
                                                                                                    --------    --------
                  Net cash provided by operating activities                                           28,605      52,144
                                                                                                    --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Acquisition of Glen Dimplex shares                                                                    -     (33,606)
     Capital expenditures                                                                            (17,737)    (15,129)
     Proceeds from sale of fixed assets                                                                   20          41
     Increase in deferred charges and intangible assets                                                 (285)       (315)
     Other                                                                                                 -          58
                                                                                                    --------    --------
                  Net cash used in investing activities                                              (18,002)    (48,951)
                                                                                                    --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Reduction of long-term obligations                                                              (53,702)    (59,937)
     Borrowings under long-term obligations                                                           44,866      66,829
     Dividend paid                                                                                         -     (10,000)
                                                                                                    --------    --------
                  Net cash used in financing activities                                               (8,836)     (3,108)
                                                                                                    --------    --------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                                 (320)        (34)
                                                                                                    --------    --------
                  Net increase in cash and cash equivalents                                            1,447          51

CASH AND CASH EQUIVALENTS, beginning of year                                                             359         308
                                                                                                    --------    --------
CASH AND CASH EQUIVALENTS, end of year                                                              $  1,806    $    359
                                                                                                    ========    ========

The accompanying notes are an integral part of these consolidated statements.

              HAMILTON BEACH/PROCTOR-SILEX, INC., AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1997 AND 1996
                             (Dollars in Thousands)



1.   ORGANIZATION AND BUSINESS:

Hamilton Beach/Proctor-Silex, Inc., and its wholly owned subsidiaries (the "Company"), was formed on October 11, 1990, upon the merger of Hamilton Beach, Inc. and Proctor-Silex, Inc. The Company designs, manufactures, and sells small consumer electric appliances. The principal markets for the Company's products are the United States and Canada. The Company's products are sold primarily to retailers and distributors. The Company is a wholly owned subsidiary of HB/PS Holdings, Inc. ("Holdings"). Through October 17, 1996, Holdings was beneficially owned 80 percent by NACCO Industries, Inc. ("NACCO"), and 20 percent by Glen Dimplex. Effective October 18, 1996, Holdings became a wholly owned subsidiary of NACCO (see Note 3).

2.   SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash in banks and highly liquid investments with initial maturities of three months or less.

INVENTORIES, NET

Inventories are stated at the lower of cost or market. Cost has been determined by the last-in, first-out ("LIFO") method for substantially all inventories accounted for in the United States, and under the first-in, first-out method for all other inventories.

PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment is stated at cost. All property, plant, and equipment is depreciated on a straight-line basis over estimated useful lives of up to 40 years for buildings and 3 to 6 years for machinery and equipment. Assets recorded under capital leases and leasehold improvements are amortized over the lesser of their estimated useful lives or remaining lease terms on a straight-line basis.

GOODWILL

Goodwill is being amortized on a straight-line basis over periods up to 40 years. The Company continually evaluates whether events and circumstances have occurred subsequent to its acquisitions that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the Company's undiscounted cash flow over the remaining life of the goodwill in measuring whether the goodwill is recoverable.

PRODUCT DEVELOPMENT COSTS

Costs associated with the development of new products and changes to existing products are charged to operations as incurred. These costs amounted to $4,446 and $3,690 in 1997 and 1996, respectively.

ADVERTISING COSTS

Promotional or advertising costs associated with customer support programs are accrued when the related revenues are recognized. All other costs incurred in producing media advertising are expensed at the time the advertising takes place. Promotional and advertising costs charged to expense were $28,524 and $26,270 in 1997 and 1996, respectively.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities of the Company's foreign subsidiaries are translated at current exchange rates, while income and expense items are translated at average rates for the period. Translation gains and losses associated with the Company's Canadian subsidiary are reported as a component of stockholder's equity. Translation gains and losses related to the Company's subsidiaries located in Mexico are reported in the accompanying consolidated statements of operations.

SELF-INSURANCE

The Company is insured for product liability claims for amounts in excess of established self-insured retention limits. Costs estimated to be incurred with respect to product liability claims are accrued based on experience factors.

The Company maintains a self-insurance program for health claims and a high deductible insurance program for workers' compensation claims of all covered employees. Losses are accrued based on the Company's estimate of future costs that will be incurred for employee losses incurred prior to the balance sheet date.

FINANCIAL INSTRUMENTS AND DERIVATIVE FINANCIAL INSTRUMENTS

The Company's financial instruments include cash, accounts receivable, payables, debt, interest rate agreements, and foreign currency contracts. The estimated fair values of the Company's financial instruments at December 31, 1997 and 1996, approximate their carrying value as reflected in the consolidated balance sheets (see Note 9). The estimated fair values of financial instruments have been determined through information obtained from quoted market sources and management estimates. The Company does not hold or issue financial instruments or derivative financial instruments for trading purposes.

The Company enters into forward foreign exchange contracts in order to hedge certain foreign currency commitments. Gains and losses from these contracts are deferred and are recognized as part of the cost of the underlying transaction being hedged.

The Company also enters into interest rate swap agreements with various terms and maturity dates. The differential between the floating interest rate and the fixed interest rate that is to be paid or received is recognized in interest expense on a current basis.

RECLASSIFICATIONS

Certain previously reported amounts have been reclassified to conform to current-year presentation.

3.   ACQUISITION OF SHAREHOLDER INTEREST:

On October 18, 1996, Holdings, through its parent company, Housewares Holding Company ("Housewares"), purchased Glen Dimplex's 20 percent ownership interest in Holdings for $33,606. The purchase was established based upon provisions included in the Shareholder Agreement dated October 11, 1990, among Housewares, Holdings, and Hamilton Beach, Inc. The purchase of the Glen Dimplex shares was effected via a dividend by the Company to Holdings in the amount of the purchase price. The effect of this transaction on the financial statements of the Company was an increase to retained deficit of $33,606, and an increase to goodwill and additional paid-in capital of $6,341. The addition to goodwill is being amortized on a straight-line basis over the remaining life of the goodwill acquired upon the formation of the Company.

4.   ACCOUNTS RECEIVABLE, NET:

At December 31, accounts receivable consist of the following.

                                                                        1997        1996
                                                                        ----        ----
Accounts receivable                                                    $85,953     $68,479
    Less- Allowance for returns, discounts, and adjustments             (7,805)     (7,498)
          Allowance for doubtful accounts                                 (864)       (927)
                                                                       -------     -------
                  Accounts receivable, net                             $77,284     $60,054
                                                                       =======     =======

5.   INVENTORIES, NET:

At December 31, inventories consist of the following.

                                                                          1997        1996
                                                                          ----        ----
Raw materials and work in process                                       $15,097     $13,976
Finished goods                                                           31,746      34,078
LIFO allowance                                                            1,052         272
                                                                        -------     -------
                  Inventories, net                                      $47,895     $48,326
                                                                        =======     =======

As a result of changes in prices, and liquidation of certain LIFO inventories in 1997, operating profit increased $780 and $522 for 1997 and 1996, respectively. The cost of inventories stated under the LIFO method was 88 percent and 91 percent of the value of total inventories at December 31, 1997 and 1996, respectively.

6.   PROPERTY, PLANT, AND EQUIPMENT, NET:

At December 31, property, plant, and equipment (including capital leases) consists of the following.

                                                                          1997         1996
                                                                          ----         ----
Land, buildings, and improvements                                      $  27,297     $  17,971
Machinery and equipment                                                  106,114        97,746
Construction work in process                                               6,824         9,542
                                                                       ---------     ---------
                                                                         140,235       125,259
Less- Accumulated depreciation and amortization                          (84,374)      (72,667)
                                                                       ---------     ---------
                  Property, plant, and equipment, net                  $  55,861     $  52,592
                                                                       =========     =========

7.   DEFERRED CHARGES AND INTANGIBLE ASSETS, NET:

Goodwill amounted to $92,494 and $96,460 at December 31, 1997 and 1996, respectively, net of accumulated amortization, and is being amortized over periods up to 40 years on a straight-line basis. Goodwill amortization expense amounted to $3,967 and $3,844 for 1997 and 1996, respectively. Patents, trademarks, and other at December 31, 1997 and 1996, amounted to $304 and $25, respectively, net of accumulated amortization, and are being amortized on a straight-line basis over their remaining lives. Total amortization of patents, trademarks and other intangible assets for 1997 and 1996 amounted to $1,276 and $1,287, respectively. Deferred financing costs at December 31, 1997 and 1996, amounted to $0 and $194, respectively, net of accumulated amortization, and have been amortized on a straight-line basis over the life of the amended and restated credit agreement (see Note 8). Amortization expense related to deferred financing costs for 1997 and 1996 was $194 and $584, respectively.

8.   REVOLVING CREDIT AGREEMENTS:

The Company has a bank credit facility (the "Agreement"), which includes a revolving credit line and a letter-of-credit facility of up to $160,000 through May 2002. In October 1996, the Agreement was amended to accommodate the dividend for the purchase of the Glen Dimplex shares (see Note 3). This amendment increased the amount available under the Agreement by $25,000 and modified certain required ratios. The Agreement allows borrowings to be made at either
(i) the lender's prime rate plus 0.25 percent or (ii) LIBOR plus 0.75 percent. Additionally, a facility fee of 0.50 percent per annum times the committed amount of the credit facility is paid to the lender. The borrowing margins and facility fee rates are subject to reductions based upon the Company achieving certain predetermined interest coverage ratios. During 1997, the Company received an average reduction of 0.81 percent on the combined borrowing margin plus a facility fee resulting in an average margin over LIBOR paid of 0.28 percent and an average facility fee paid of 0.16 percent.

The Agreement is secured by substantially all the Company's assets. The Agreement includes certain covenants requiring, among other things, maintenance of certain levels of (i) net worth, (ii) debt to total capital, and (iii) interest coverage. At December 31, 1997, the Company was in compliance with all the financial covenants of the Agreement. The Company also has in place uncommitted credit lines, which are secured through and subject to the Agreement, and which allow for borrowings of up to $30,000 on a daily basis.

During 1997 and 1996, total average borrowings outstanding under all debt and credit agreements were $106,095 and $94,762, respectively. At December 31, 1997 and 1996, the weighted average interest rate on all borrowings outstanding including interest rate swaps, was 6.31 percent and 6.11 percent, respectively. Excluding interest rate swaps, the weighted average interest rate on all borrowings outstanding at December 31, 1997 and 1996, was 6.39 percent and 5.82 percent, respectively. In addition, at December 31, 1997 and 1996, outstanding obligations under letters of credit were $3,529 and $4,797, respectively. The total availability under all debt and credit agreements at December 31, 1997 and 1996, was $107,586 and $95,927, respectively. At the option of Housewares, the Company may, subject to certain terms and conditions of the Agreement, borrow up to $35,000 from Housewares. No borrowings were outstanding during 1997 or 1996 under this agreement.

9.   FINANCIAL INSTRUMENTS AND DERIVATIVE FINANCIAL INSTRUMENTS:

INTEREST RATE DERIVATIVES

The primary objective of interest rate risk management is to minimize the impact of interest rate fluctuations on the Company's cash flow and financial results. The Company has entered into certain interest rate swap agreements to swap floating rate for fixed rate interest payments. At December 31, 1997, the notional amount on interest rate swap agreements in effect and expiring on various dates from March 1999 through November 1999 was $75 million, with the average variable rate received and the average fixed rate paid during 1997 being
6.07 percent and 6.26 percent, respectively. At December 31, 1997, the aggregate fair market value of the Company's interest rate swap agreements, based on quoted market prices received from the Company's swap agreement counter parties, was not material to the financial statements.

FOREIGN CURRENCY DERIVATIVES

The Company enters into forward foreign exchange contracts for purposes of hedging its exposure to foreign currency exchange rate fluctuations. These contracts hedge primarily firm commitments and relate to the Canadian dollar and the Deutschmark. At December 31, 1997, the Company had foreign currency contracts totaling $1,247, with various expiration dates through March 16, 1998. The amount of deferred gain associated with these contracts was not material.

All interest rate and foreign currency derivative agreements are with major commercial banks; therefore, the risk of credit loss from nonperformance by the banks is minimal. The Company evaluates its exposure to credit loss on an ongoing basis.

10.   CONCENTRATION OF CREDIT RISK:

The Company sells its products to retailers and distributors located primarily in North America and, as a result, maintains significant receivable balances with its major customers. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. In addition, the Company maintains allowances for potential credit losses. The Company's five largest customers accounted for approximately 47.9 percent and 47.1 percent of net sales in 1997 and 1996, respectively, and approximately 48.9 percent and 48.4 percent of net accounts receivable at December 31, 1997 and 1996, respectively.

11.  LEASES:

The Company leases certain facilities under noncancelable leases expiring at various dates through 2021.

Plant and equipment under capital leases has been recorded as property, plant, and equipment in the consolidated balance sheets, and the related amortization is included with depreciation expense. At December 31, 1997 and 1996, property, plant, and equipment includes the following amounts relating to capital leases.

                                               1997      1996
                                               ----      ----

Plant and equipment                           $9,239    $9,303
Less- Accumulated amortization                (4,732)   (4,282)
                                              ------    ------
                                              $4,507    $5,021
                                              ======    ======

Future minimum lease payments for capital leases as of December 31, 1997, are as follows: 1998 - $125; 1999- $107; 2000 - $90; 2001 - $83; 2002 - $60 and
thereafter - $283, and have a net present value of $499.

Future minimum lease payments for operating leases as of December 31, 1997, are as follows: 1998 - $3,596; 1999- $2,828; 2000 - $2,263; 2001 - $2,013; 2002 -
$1,952 and thereafter - $2,234. Rental expense for operating leases amounted to $3,887 and $5,593 for 1997 and 1996, respectively.

12.  INCOME TAXES:

The Company is included in the consolidated Federal income tax return filed by NACCO. The Company's tax sharing agreement with NACCO provides that Federal income taxes are computed by the Company on a separate return basis, except that net operating loss and tax credit carryovers that benefit the consolidated tax return are advanced to the Company and are repaid as utilized on a separate return basis. To the extent that these carryovers are not used on a separate return basis, the Company is required, under conditions pursuant to the tax sharing agreement, to refund to NACCO the balance of carryovers advanced and not used by the Company.

The provision for income taxes consists of the following amounts.

                                                               1997      1996

                                                               ----      ----

Current:
    Federal                                                   $6,434    $8,208
    State                                                      1,143     1,143
    Foreign                                                      774       538
                                                              ------    ------
                  Total current provision                      8,351     9,889
                                                              ------    ------

Deferred:
    Federal                                                   (1,140)   (2,663)
    State                                                       (391)     (250)
    Foreign                                                      322      (280)
                                                              ------    ------
                  Total deferred benefit                      (1,209)   (3,193)
                                                              ------    ------
                  Total provision for income taxes            $7,142    $6,696
                                                              ======    ======

A reconciliation of Federal statutory to effective income tax provision follows.


                                                            1997      1996
                                                            ----      ----

Statutory taxes at 35%                                     $5,722    $6,083

Effect of:
    State taxes                                               484       580
    Foreign taxes                                             170       131
    Acquisition accounting adjustments                      1,076     1,028
    Foreign tax credit                                        (49)     (615)
    Other                                                    (261)     (511)
                                                           ------    ------
                  Provision for income taxes               $7,142    $6,696
                                                           ======    ======
Effective rate                                               43.7%     38.5%
                                                           ======    ======

The foreign tax credit of $49 realized in 1997 resulted from repatriation of the prior year earnings of a Mexican subsidiary. The foreign tax credit of $615 realized in 1996 resulted from repatriation of virtually all prior earnings of a Mexican subsidiary, and additional foreign tax credit realized from the 1995 repatriation of earnings of the Canadian subsidiary. The degree of benefits earned in 1996 is not expected to recur in future years.

A summary of the deferred tax assets and (liabilities) that comprise the net deferred tax balances in the accompanying consolidated balance sheets resulting from differences in the book and tax bases of assets and liabilities is as follows.

                                                             1997        1996
                                                             ----        ----

Deferred tax assets:
    Employee benefits                                       $ 3,207     $ 3,365
    Environmental reserve                                     2,038       2,195
    Product liability reserve                                 2,344       1,906
    Net operating loss and tax credit carryovers              3,298       5,289
    Other                                                       931         344
                                                            -------     -------
                  Total deferred tax assets                  11,818      13,099
                                                            -------     -------

Deferred tax liabilities:
    Advertising, sales, and inventory related reserves       (1,959)     (2,428)
    Accelerated depreciation                                   (963)     (2,462)
    Other                                                      (940)     (1,112)
                                                            -------     -------
                  Total deferred tax liabilities             (3,862)     (6,002)
                                                            -------     -------
                  Net deferred tax assets                   $ 7,956     $ 7,097
                                                            =======     =======

As of December 31, 1997, the Company had Federal net operating loss carryovers of approximately $5,283, related to Hamilton Beach, Inc., and foreign tax credit carryovers of $1,449. For Federal tax purposes, the utilization of acquired net operating loss carryovers is limited to $1,953 on an annual basis, with any unused limitation available for carryover to subsequent years. The Company utilized $1,953 of the net operating loss carryovers related to Hamilton Beach, Inc., in 1997 and 1996. Loss carryovers are scheduled to expire in the years 2002 and 2003, and foreign tax credit carryovers are scheduled to expire in the year 2000. As of December 31, 1997, the Company has recorded a deferred tax asset of $3,298 associated with these carryforwards. Realization of the asset is dependent on generating sufficient taxable and foreign source income prior to expiration of the carryforwards. The amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. Although realization is not assured, the Company fully expects to realize its deferred tax assets. As a result, the Company has no valuation allowances as of December 31, 1997 and 1996.

No provision has been made for Federal income taxes on undistributed earnings of foreign subsidiaries of approximately $2,177 as of December 31, 1997, as any future remittances are expected to be substantially tax free.

13.  RETIREMENT BENEFIT PLANS:

The Company maintains a variety of pension plans covering a majority of its employees. A portion of the employees are participants in the defined benefit plans discussed below. Most of the remaining covered employees participate in the profit sharing portion of the Company's defined contribution plan also described below. In addition, all eligible employees are included in the 401k portion of the defined contribution plan. Total pension and postretirement expense for the Company was $2,471 and $2,016 for the years 1997 and 1996, respectively. Cash contributions under the above plans were $286 in 1997 and $2,897 in 1996.

The Company participates in the combined defined benefit plan of NACCO (the "Plan"). All full-time hourly and salaried U.S. employees hired on or before January 1, 1996, are eligible to participate in the Plan. The Plan has a formula which is used to determine benefits upon retirement, taking into account age, compensation, and success of the Company in meeting certain goals. The Company's current funding policy is to contribute annually the minimum contribution calculated by the independent actuaries. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. Cash contributions under the Plan were $65 and $2,693 during the plan years ended December 31, 1997 and 1996, respectively. Assets held by the Plan consist mainly of common stocks, corporate and government bonds, and cash and cash equivalents.

Statement of Financial Accounting Standards No. 87 ("SFAS 87"), "Employers' Accounting for Pensions", requires the Company to recognize a minimum pension liability equal to the unfunded accumulated benefit obligation ("ABO"). At December 31, 1997 and 1996, the cumulative unfunded ABO was $241 and $1,020, respectively. The Company recorded an adjustment that recognized an additional minimum liability equal to the unfunded ABO at December 31, 1996. In accordance with SFAS 87, the portion of the unfunded ABO in excess of unrecognized prior service cost was charged directly to stockholder's equity and has been separately presented in the consolidated statements of changes in stockholder's equity. No minimum liability adjustment was required at December 31, 1997.

Effective December 31, 1996, the Company froze benefit accruals under the Plan and established a new participant retirement account under the HBPS Employees' Retirement Savings Plan (401k) effective January 1, 1997. Accordingly, the benefits accrued and obligations recorded under the Plan were frozen as of December 31, 1996.

The Company also maintains a defined contribution retirement plan for all of its full-time United States employees (the "401k Plan"). Effective January 1, 1997, the Company added a profit sharing feature to the plan. Contributions under the profit sharing feature are based on a formula which takes into account age, compensation, and success of the Company in meeting certain goals. Contributions vest over a five-year period. During 1997, the Company expensed and accrued $2,415 related to the profit sharing feature of the 401k Plan. Under the 401k option, eligible employees may contribute up to 15 percent of their compensation and the Company matches an amount equal to 50 percent of the participants' initial 4 percent before tax contribution. Effective January 1, 1998, the employer match was increased to match 50 percent of the first 5 percent of employee contributions. Participants are at all times vested in their contributions and those made by the Company.

The details of the components of net pension expense for the years ended December 31, 1997 and 1996, are as follows.

                                                           1997       1996
                                                           ----       ----

Service cost                                           $      52     $1,373
Interest cost on projected benefit obligation              2,627      2,595
Actual return on assets                                   (9,229)    (2,299)
Net amortization and deferral                              6,466       (287)
                                                        --------     ------
                  Net pension (income) expense          $    (84)    $1,382
                                                        ========     ======


Actuarial factors used in accounting for the Plan for the years ended December 31, 1997 and 1996, are as follows.


                                                            1997      1996
                                                            ----      ----

Weighted-average discount rate                              7.5%      8.0%
Long-term rate of return on assets                          9.0%      9.0%
Rate of increase in compensation levels:
    Salaried                                                4.5%      5.0%
    Hourly                                                  4.5%      5.0%

The funded status of the Plan and amounts recognized in the Company's consolidated balance sheets as of December 31, 1997 and 1996, are as follows.

                                                                                                    1997        1996
                                                                                                    ----        ----
Actuarial present value of benefit obligation:
    Vested accumulated benefit obligation                                                          $34,034     $32,015
    Nonvested accumulated benefit obligation                                                         1,931       1,823
                                                                                                   -------     -------
                  Total accumulated benefit obligation                                              35,965      33,838
    Value of future salary projections                                                                  --         145
                                                                                                   -------     -------
                  Total projected benefit obligation                                                35,965      33,983

Fair value of plan assets                                                                           38,943      33,059
                                                                                                   -------     -------

Plan assets in excess of (less than) projected benefit obligation                                    2,978        (924)
Unrecognized net transition asset                                                                       (4)         (6)
Unrecognized net (gain) loss                                                                        (3,291)        539
Unrecognized prior service cost                                                                         18          23
Unrecognized basis change                                                                               58          --
Additional minimum liability                                                                            --        (652)
                                                                                                   -------     -------
                   Pension liability recognized in consolidated balance sheets at
                     December 31, 1997 and 1996                                                    $  (241)    $(1,020)
                                                                                                   =======     =======



The Company maintains a postretirement health care plan for all retirees who retired prior to October 1, 1992. In addition, the Company provides life insurance benefits to all retirees who retired prior to October 1, 1992, assuming they reached certain age and service requirements while working for the Company. Under the Company's current policy, plan benefits are funded at the time they are due to participants. The plan has no assets.

14.  RELATED-PARTY TRANSACTIONS:

The Company sells merchandise to The Kitchen Collection, Inc. ("Kitchen Collection"), a wholly owned subsidiary of Housewares. The Company's sales to Kitchen Collection were $6,251 and $6,201 for 1997 and 1996, respectively. Accounts receivable due from Kitchen Collection at December 31, 1997 and 1996, amounted to $257 and $146, respectively, and are included in accounts receivable.

NACCO incurs certain administrative and other expenses directly related to the operation of the Company. These expenses are reimbursed to NACCO. The Company expensed and paid $514 and $743 of these administrative expenses to NACCO in 1997 and 1996, respectively. The related payable to NACCO was $62 and $48 at December 31, 1997 and 1996, respectively.

15.  CONTINGENCIES:

Various legal proceedings and claims have been or may be asserted against the Company relating to the conduct of its business, including product liability and environmental claims. These proceedings and claims are incidental to the Company's ordinary course of business. Management believes that it has meritorious defenses and will vigorously defend itself in these actions. Any costs that management estimates may be paid as a result of these proceedings or claims are accrued when the liability is considered probable and the amount can be reasonably estimated. Although the ultimate disposition of these proceedings and claims is not presently determinable, management believes, after consultation with its general counsel, the likelihood that material costs will be incurred in excess of accruals already recognized is remote.

16.  SUPPLEMENTAL CASH FLOW INFORMATION:

Cash payments during 1997 and 1996 included interest of $7,048 and $5,588 and income taxes of $7,464 and $4,656, respectively.